October 9, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambac Financial Group, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed on March 16, 2009
Form 10-Q for the quarter ended June 30, 2009
Filed on August 10, 2009
File Number: 001-10777

Dear Mr. Rosenberg:

This letter is submitted on behalf of Ambac Financial Group, Inc. (“Ambac”) in response to comments received from the Securities and Exchange Commission staff (“Staff”), in a letter dated September 25, 2009, with respect to Ambac’s Form 10-K for the fiscal year ended December 31, 2008 filed on March 16, 2009 (“2008 Form 10-K”) and Ambac’s Form 10-Q for the quarter ended June 30, 2009 filed on August 10, 2009 (“June 30, 2009 Form 10-Q”).

Ambac appreciates the efforts of the Staff in this review process. Enhancement of the overall disclosures in our filings is an objective that we share with the Staff and one that we continuously consider in our filings. In connection with responding to your comments, we acknowledge that Ambac is responsible for the adequacy and accuracy of the disclosures in our filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Ambac may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For reference purposes, the text of your September 25, 2009 letter has been reproduced in this letter with responses directly following the reproduced text. The section subheader and page number in each comment refers to Ambac’s 2008 Form 10-K or June 30, 2009 Form 10-Q.

In each of our responses below where we indicate we will provide revised disclosures in the future, we will begin including those disclosures in the September 30, 2009 Form 10-Q.

Securities and Exchange Commission Staff Comments:

Form 10-K for the Fiscal Year ended December 31, 2008

Managements’ Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Investment Portfolio, page 100

1.

Please revise to indicate, if true, that your determination of fair value includes the value of credit enhancements such as third party guarantees including guarantees by the company. Also, identify the investments guaranteed by the company and disclose the amount by which you estimate that they would be impaired without your credit enhancement. Further, disclose in the context of this discussion a) a description of your accounting for loss reserves/fair value liability for investments held by the company that are guaranteed by the company and b) the amount of loss reserves/fair value liability adjustments recorded related to these investments.

October 9, 2009

Ambac response:

With respect to part (a) of comment 1 above, as currently stated in our disclosures (page 108 of the 2008 Form 10-K), the financial guarantee insurance policies cannot be legally separated from the underlying securities. Therefore, we account for investments in securities guaranteed by the company under ASC Topic 320 – Investments – Debt and Equity Securities, with the fair value determination and impairment assessment made inclusive of the embedded guarantee. For further clarity the financial guarantee insurance policy itself, including the evaluation of claim liabilities (i.e. loss reserves), is not reflected on the balance sheet at fair value rather it continues to be accounted for in accordance with the financial guarantee provisions of ASC Topic 944 – Financial Services – Insurance regardless of whether we own the insured security. We will revise our future disclosures to indicate that the fair value of insured securities in the investment portfolio includes the value of any credit enhancement embedded in such securities, including guarantees written by Ambac Assurance.

With respect to part (b) of comment 1 above, since the guarantees cannot be separated from the securities, a hypothetical fair value assuming the absence of the guarantee is not readily available from our independent pricing sources. Investments in securities guaranteed by the company typically represent only a portion of the security class outstanding. Further, for structured securities in particular, the securities purchased may not represent a proportionate share of any anticipated losses under a given policy (i.e. a policy may cover multiple tranches issued from the structure with different risk profiles). Ambac generally evaluates financial guarantee loss reserves on a policy level, not at a CUSIP level. Because of current limitations of market accepted software tools used to project cash flows; we do not maintain information relating to loss reserves associated with each particular Ambac-insured security/cusip held in the investment portfolio.

Notes to Consolidated Financial Statements

Note 2 - Significant Accounting Policies

Financial Guarantee Credit Derivatives, page 136

2.	If true, please revise your description of item (iii) under realized gains and losses and other settlements that states “losses paid on written credit derivative contracts” to also include losses payable.

Ambac response:

With respect to our future disclosure of the components included in “Realized gains and losses and other settlements” we will revise item (iii) to state that it includes “losses paid and payable on written credit derivative contracts.” We would like to further clarify to the Staff that losses payable consists of future claim payments to be made under credit derivative contracts for which we have received a formal “notification of shortfall” (i.e. a claim notification) from our counterparty.

Part II Item 9A. Controls and Procedures, page 190

3.

We note your disclosure that your “Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level in recording, processing, summarizing and reporting, on a timely basis,

October 9, 2009

information required to be disclosed by Ambac Financial Group (including its consolidated subsidiaries) in the reports that it files or submits under the Exchange Act.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please refer to Exchange Act Rule 13a-15(e).

Ambac response:

The pro-forma enhanced disclosure below, which has been black-lined to reflect changes to the excerpt from our 2008 Form 10-K disclosure, will be included in our future filings.

Item 9A.	Controls and Procedures.

(a)	Evaluation of Disclosure Controls and Procedures. Ambac Financial Group’s management, with the participation of Ambac Financial Group’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of Ambac Financial Group’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of the end of the period covered by this report. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, Ambac Financial Group’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, Ambac Financial Group’s disclosure controls and procedures are effective at the reasonable assurance level ~~in recording, processing, summarizing and reporting, on a timely basis,~~.

Disclosure controls and procedures are the controls and other procedures of Ambac Financial Group that are designed to ensure that information required to be disclosed by Ambac Financial Group (including its consolidated subsidiaries) in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by Ambac Financial Group in the reports that it files or submits under the Exchange Act is accumulated and communicated to Ambac Financial Group’s management, including its Chief Executive Officer and Chief Financial officer, to allow timely decisions regarding required disclosure.

Form 10-Q for the Fiscal Quarter ended June 30, 2009

Notes to Unaudited Consolidated Financial Statements

Note 6 - Investments

Unrealized Losses, page 32

4.	Given your current liquidity position, please disclose the available evidence used to assess that it was not more likely than not that you would be required to sell your fixed income securities before the recovery of their amortized cost basis. Also, tell us how the $1.7 billion of cash and securities pledged to various counterparties is considered in your analysis.

October 9, 2009

Ambac response:

As part of our quarterly investment impairment process, we assess whether it is more likely than not that we will be required to sell fixed income securities before recovery of their amortized cost basis. This assessment is based on a comparison of future available liquidity from the fixed income investment portfolio against the projected net cash outflow from operating activities and debt service. For purposes of this assessment, available liquidity from the fixed income investment portfolio is comprised of the fair value of securities for which management has asserted its intent to sell plus the scheduled maturities and interest payments from the remaining securities in the portfolio. As of June 30, 2009, management had the intent to sell securities with a total fair value of $4.4 billion, which is considered to be immediately available for liquidity needs in our analysis. To the extent that securities that management intends to sell are in an unrealized loss position, they would have already been considered other-than-temporarily impaired with the amortized cost written down to fair value. Because the above-described assessment indicates that future available liquidity exceeds projected net cash outflow, it is not more likely than not we would be required to sell additional securities, other than those already identified for sale, before the recovery of their amortized cost basis. In the liquidity assessment described above, cash and principal payments on securities pledged as collateral are not considered to be available for other liquidity needs until the collateralized positions are projected to be settled. Projected interest receipts on securities pledged as collateral generally belong to Ambac and are considered to be sources of available liquidity from the investment portfolio. We will revise our disclosures for future filings to include this enhanced discussion.

Note 7 - Special Purpose Entities and Variable interest Entities, page 35

5.	We note that you consolidated five VIEs for which your primary variable interest exists through financial guarantee insurance or credit derivative contracts during the quarter ended June 30, 2009. Tell us if there are any restrictions on the $1,014,155,000 of cash that you are now consolidating, which would require you to exclude them from cash and cash equivalents on your consolidated balance sheet.

Ambac response:

The approximate $1 billion of cash relates almost entirely to one of the five VIEs that were consolidated at June 30, 2009. This cash was restricted to funding the obligations of this VIE. We believe this would likely be deemed restricted cash in the context of Regulation S-X, Section 210.5-02. This section states that “Separate disclosure shall be made of the cash and cash items which are restricted as to withdrawal or usage. The provisions of any restriction shall be described in a note to the financial statements.” We would point out that the Supplemental Schedule of Non-cash investing and financing activities at the bottom of the Consolidated Statement of Cash Flows indicates that the $1 billion of cash was the result of consolidating certain variable interest entities, which we believe provides the users of our financial statements a better understanding of the nature of this cash. However, we will enhance our future note disclosure to indicate the restricted nature of this cash, to the extent it is material. We would also observe that the language in Section 210.5-02 for restricted cash is somewhat ambiguous and only seems to require disclosure rather than a separately captioned line item on the face of the balance sheet. Nonetheless, we will report restricted cash on a separate balance sheet line item, to the extent it is material, for future reporting periods if the Staff feels this reporting treatment is appropriate.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Borrower Default Burnout, page 65

6.	You state that you assume that the rate of mortgage defaults will decline by 50% over a six month period beginning in September 2010 and that you assume that the distressed default levels will begin to abate once housing prices stabilize. Please disclose the factors that support your assumptions particularly given current and projected unemployment rates.

October 9, 2009

Ambac response:

The pro-forma enhanced disclosure below relates to our June 30, 2009 Form 10-Q filing, which we also propose including in future filings to address comment 6 above, to the extent that borrower default burnout remains a significant input in our second-lien loss reserve modeling:

Borrower Default burnout

We assume that defaults remain near present levels throughout 2009. Thereafter, we assume that the rate of mortgage defaults will decline by 50% over a six month period beginning in September 2010. We assume that the distressed default levels will begin to abate once housing prices stabilize. We analyzed implied housing futures prices as an indication of market expectations for the timing of that event and the assumed six month decline reflects a reversion to longer term housing price appreciation trends that were evident prior to both the steep national housing price increases and the subsequent correction. We believe the positive developments in the factors that drive defaults and loss severities, and ultimately claims, in our second lien and HELOC books support this view. Specifically, jobless claims appear to have peaked, while several housing indices are showing gains for the first time since early 2007. The “burnout” included in our model is usually from extremely high default levels (between 20 and 35 CDR) and as such, we believe the resulting lower default rates are still distressed.

7.	We have the following comments related to your $1.2 billion estimate of subrogation recoveries related to identified breaches of transaction specific representations and warranties.

•

Tell us how you determined the $1.2 billion recovery including its relationship to the claim liability you recognized, the amount you are seeking from sponsors and the amount that sponsors believe they owe you.

•	Please revise to describe the recovery process and why recovery will take until 2011 when you infer that the counterparty has an existing obligation to pay you.

•

You indicate that you examined loan files to ascertain whether the loans conformed to representations and warranties more fully and their effect, if any, on your contractual obligation to the party to whom you incurred a loss. Please ensure your reply addresses the following:

•	Whether the originator/sponsor has the choice to replace or just repurchase.

•

Under the repurchase obligation, what amount the originator/sponsor is required to pay (i.e. fair value and if so, at what fair value on what date) and how that amount relates to or differs from the amount of loss you incurred.

•	How as an operational matter the replacement obligation works and what happens to the ineligible loan.

•	How fulfillment of the repurchase and replacement obligations effects the subordination within the trust.

•	Please confirm that the estimated recoveries do not exceed the previously recognized incurred losses to which the recoveries relate.

October 9, 2009

Ambac response:

The pro-forma enhanced disclosure below relates to our June 30, 2009 Form 10-Q filing, which we also propose including in future filings to address comment 7 above. We would also note that the enhanced disclosure below is subject to change as we refine our subrogation recovery evaluation process:

In an effort to better understand the unprecedented levels of delinquencies, Ambac engaged consultants with significant mortgage lending experience to review the underwriting documentation for mortgage loans underlying certain second-lien insured transactions. ~~Certain second-lien~~ These transactions which have exhibited exceptionally poor performance were chosen for further examination of the underwriting documentation supporting the underlying loans. Factors Ambac believes to be indicative of this poor performance include (i) increased levels of early payment defaults, (ii) ~~the increased pace of delinquency migration through ultimate charge-off, (iii) the increased pace of other credit enhancements such as subordination or over collateralization being written down~~ the significant number of loan charge-offs and resulting high level of losses and (iii) ~~and (iv)~~ the rapid elimination ~~unwinding~~ of ~~other~~ credit protections inherent in the transactions’ structures. After a forensic exercise in which we examine loan files to ascertain whether the loans conformed to the representations and warranties, we submit nonconforming loans to the ~~originator~~sponsor for repurchase. ~~For purposes of sizing loss reserves, we take account only of loans as to which there is an established, material breach of representations and warranties. Management reviewed and evaluated the results of the consultants’ examination in order to estimate subrogation recoveries.~~

Generally, the sponsor of the transaction provides representations and warranties with respect to the securitized loans including the loan characteristics, the absence of fraud or other misconduct in the origination process and adherence to underwriting guidelines. Per the transaction documents, the sponsor of the transaction is obligated to repurchase, cure or substitute the breaching loan. Substitution is generally limited to two years from the closing of the transaction and the cure remedy is permitted only to the extent cure is possible. In all the transactions reviewed by Ambac, the substitution remedy is no longer available. To effect a repurchase the sponsor is generally required to repurchase the loan at the current unpaid principal balance of the loan plus accrued unpaid interest. Notwithstanding the material breaches of representations and warranties, Ambac has continued to pay claims submitted under the financial guarantee insurance policies related to these securitizations. In cases where loans are repurchased by a sponsor, the effect is typically to increase the over-collateralization of the securitization, depending on the extent of loan repurchases and the structure of the securitization.

Ambac’s estimate of subrogation recoveries includes two components: (1) the amount of actual loans with identified material breaches of representations and warranties discovered from samples of largely poorly performing loans (“Adverse samples”) in a securitization and (2) estimated amounts of loans with material breaches of representations and warranties based on an extrapolation of the breach rate identified in a random sample of loans (“Random samples”) taken from the entire population of loans in a securitization. The amount the sponsors believe to be their liability for these breaches is not known. Ambac has updated its estimated subrogation recoveries from $859.5 million at December 31, 2008 to $1,162.1 million at June 30, 2009. The balance of ~~estimated~~ subrogation recoveries and the related claim liabilities at June 30, 2009 are as follows:

Method	Claim liability	Subrogation recoveries (1)	Claim liability, net of subrogation recoveries
Adverse samples	$1,340.3	$(877.5)	$462.8
Random samples	207.8	(284.6)	(76.8)

	$1,548.1	$(1,162.1)	$386.0

(1)	The amount of recorded subrogation recoveries related to each securitization is limited to ever-to-date paid losses plus the present value of projected future paid losses for each policy. Therefore, to the extent significant losses have been paid but not yet recovered, the recorded amount of subrogation recoveries may exceed the recorded amount of claim liabilities for a given policy.

October 9, 2009

~~are transaction specific and based upon the re-underwriting of a sample of the mortgage loans collateralizing insured transactions that have experienced credit deterioration. These estimated recoveries are based on identified breaches of transaction specific representations and warranties that we have already discovered as a result of actual loan file examinations.~~ As of December 31 2008, 8,500 loans out of an aggregate 176,000 loans in eleven transactions had been examined. During the six months ended June 30, 2009, an additional 4,300 loans were examined, bringing the total number of loans examined to over 12,800. Estimated recoveries for ten of the transactions, amounting to $877.5 million, were based on only those loans that were examined which had substantiated material breaches, without extrapolation to the remaining mortgages in the loan pool. Estimated recoveries for the remaining ~~one~~ transaction, amounting to $284.6 million, were ~~was~~ based on a statistical random sample of, and subsequent extrapolation to, the respective loan pool which was initially necessary as a result of the sponsor providing limited access to its loan files.

While the obligation by sponsors to repurchase loans with material breaches is clear, generally the sponsors have not honored those obligations. Ambac’s approach to resolving these disputes has included negotiating with individual sponsors at the transaction level and in some cases at the individual loan level and has resulted in the repurchase of some loans. In cases where sponsors have not been cooperative, Ambac has initiated and will continue to initiate lawsuits seeking compliance with the repurchase obligations in the securitization documents. Ambac’s past experience with similar mortgage loan disputes is that it takes approximately three years from the identification of loans with material breaches to resolution with the sponsor. Using this experience as a basis for projecting the future subrogation cash flows, we assumed recovery in 2011 for all eleven transactions, discounted at a risk-free rate of 1.08%. ~~For all eleven transactions we assumed recovery in 2011, discounted at a risk-free rate of 1.08%. We have assumed this recovery period based upon our prior experience in collecting similar recoveries.~~ Estimated recoveries will continue to be revised and supplemented as the scrutiny of the mortgage loan pools progresses. Ambac has utilized the results of the above described loan file examinations to make demands for loan repurchases from sponsors or their successors and, in certain instances, as a part of the basis for litigation filings.

We have performed the above-mentioned, detailed examinations on a variety of second lien transactions that have experienced exceptionally poor performance. However, the estimated recoveries we have recorded to date have been limited to only those transactions whose sponsors (or their successors) are subsidiaries of global financial institutions, all of which carry a single-A rating or better from a nationally recognized statistical rating organization. Each of these ~~sponsors~~ financial institutions ~~(or successors) who are responsible for honoring the identified breaches we found~~ has significant financial resources and an ongoing interest in mortgage finance. Additionally, we are not aware of any provisions that explicitly preclude or limit the successors’ obligations to honor the obligations of the original sponsor. As a result, we did not make any significant adjustments to our estimated subrogation recoveries with respect to the credit risk of these sponsors (or their successors).

Please feel free to contact me at (212) 208-3177 should you require further information or have any questions.

October 9, 2009

Sincerely,

/s/ Sean T. Leonard
Sean T. Leonard
Senior Vice President and
Chief Financial Officer

Copy to:	David Wallis
President and Chief Executive Officer
Ambac Financial Group, Inc.

Kevin J. Doyle, Esq.
Senior Vice President and General Counsel
Ambac Financial Group, Inc.

John Schwolsky, Esq.
Dewey & LeBeouf LLP

Joel Parker
Accounting Branch Chief
Securities and Exchange Commission

Paul Laurenzano
Partner
KPMG